Exhibit 3

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Six Months Ended June 30, 2012 and 2011 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2012 and 2011, and the related statements of income, changes in stockholders’ equity and cash flows for the six months then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Senao Networks Inc., an equity method investee of SENAO, as of and for the six months ended June 30, 2012, and Viettel-CHT Co., Ltd. and Senao Networks Inc., an equity method investee of SENAO, as of and for the six months ended June 30, 2011.  The aggregate carrying values of these equity method investees were NT$100,749 thousand and NT$329,744 thousand, respectively, as of June 30, 2012 and 2011 and the equity in earnings were NT$17,817 thousand and NT$21,237 thousand, respectively, for the six months ended June 30, 2012 and 2011, respectively.  The financial statements of Senao Networks, Inc. as of and for the six months ended June 30, 2012, and the financial statements of Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2011, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2012 and 2011, and the results of their operations and cash flows for the six months then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the six months ended June 30, 2012 and 2011, and have expressed a modified unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 29, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2012		2011
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$70,251,132	16	$75,486,490	17
Financial assets at fair value through profit or loss (Notes 2 and 5)	583	-	8,615	-
Available-for-sale financial assets (Notes 2 and 6)	1,712,598	-	1,884,513	-
Held-to-maturity financial assets (Notes 2 and 7)	2,830,448	1	2,174,334	1
Trade notes and accounts receivable, net of allowance for doubtful accounts of $ 820,510 thousand in 2012 and $2,472,880 thousand in 2011
(Notes 2 and 8)	23,062,957	5	20,062,171	5
Receivables from related parties (Note 23)	391,899	-	830,939	-
Other monetary assets (Note 9)	2,053,329	-	2,571,859	1
Inventories, net (Notes 2 and 10)	572,345	-	1,231,929	-
Deferred income tax assets (Notes 2 and 20)	43,732	-	113,148	-
Other current assets (Notes 11 and 23)	7,313,154	2	6,190,665	1

Total current assets	108,232,177	24	110,554,663	25

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	11,813,695	3	11,042,799	2
Financial assets carried at cost (Notes 2 and 13)	2,253,915	-	2,315,474	1
Available-for-sale financial assets (Notes 2 and 6)	3,532,536	1	-	-
Held-to-maturity financial assets (Notes 2 and 7)	12,886,157	3	11,278,945	3
Other monetary assets (Notes 14 and 24)	1,000,000	-	1,000,000	-

Total long-term investments	31,486,303	7	25,637,218	6

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,432,096	23	101,259,801	23
Land improvements	1,573,763	-	1,551,502	-
Buildings	65,968,521	15	65,853,017	15
Computer equipment	14,398,398	3	14,523,179	3
Telecommunications equipment	659,984,716	148	645,404,022	145
Transportation equipment	3,027,185	1	2,657,185	1
Miscellaneous equipment	6,569,723	1	6,397,336	1
Total cost	852,954,402	191	837,646,042	188
Revaluation increment on land	5,762,418	1	5,762,611	1
	858,716,820	192	843,408,653	189
Less: Accumulated depreciation	576,871,201	129	560,161,398	126
Less: Accumulated impairment	1,257,050	-	-	-
	280,588,569	63	283,247,255	63
Construction in progress and advances related to acquisition of equipment	14,034,455	3	12,549,124	3

Property, plant and equipment, net	294,623,024	66	295,796,379	66

INTANGIBLE ASSETS (Note 2)
3G concession	4,865,957	1	5,614,566	1
Others	860,115	-	456,271	-

Total intangible assets	5,726,072	1	6,070,837	1

OTHER ASSETS
Idle assets (Notes 2 and 15)	874,581	-	878,896	-
Refundable deposits	1,582,495	1	1,556,985	1
Deferred income tax assets (Notes 2 and 20)	268,475	-	403,171	-
Others (Note 23)	4,074,921	1	4,466,516	1

Total other assets	6,800,472	2	7,305,568	2

TOTAL	$446,868,048	100	$445,364,665	100

	2012		2011
LIABILITIES AND STOCKHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$16,927	-	$974	-
Trade notes and accounts payable	9,397,829	2	8,050,983	2
Payables to related parties (Note 23)	3,031,488	1	1,864,578	-
Income tax payable (Notes 2 and 20)	3,793,664	1	4,527,973	1
Accrued expenses (Note 16)	11,137,976	3	11,340,929	3
Dividends payable (Note 18)	42,361,864	9	42,854,462	10
Other current liabilities (Note 17)	19,865,469	4	19,260,776	4

Total current liabilities	89,605,217	20	87,900,675	20

DEFERRED INCOME	2,591,377	1	2,577,550	-

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	-	94,986	-

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,517,359	-	1,375,031	1
Customers’ deposits (Note 23)	4,856,935	1	5,406,693	1
Deferred credit - profit on intercompany transactions (Note 23)	304,161	-	966,585	-
Others	229,678	-	269,133	-

Total other liabilities	6,908,133	1	8,017,442	2

Total liabilities	99,199,713	22	98,590,653	22

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares	77,574,465	17	77,574,465	18
Additional paid-in capital
Capital surplus	169,496,289	38	169,496,289	38
Donated capital	13,170	-	13,170	-
Equity in additional paid-in capital reported by equity-method investees	31,909	-	26,891	-
Total additional paid-in capital	169,541,368	38	169,536,350	38
Retained earnings
Legal reserve	70,828,983	16	66,122,145	15
Special reserve	2,675,894	-	2,675,894	-
Unappropriated earnings	20,760,939	5	25,131,631	6
Total retained earnings	94,265,816	21	93,929,670	21
Other adjustments
Cumulative translation adjustments	(53,653)	-	(104,093)	-
Unrecognized net loss of pension	(35,786)	-	(40,617)	-
Unrealized gain on financial instruments	615,543	-	115,408	-
Unrealized revaluation increment	5,760,582	2	5,762,829	1
Total other adjustments	6,286,686	2	5,733,527	1

Total stockholders’ equity	347,668,335	78	346,774,012	78

TOTAL	$446,868,048	100	$445,364,665	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 29, 2012)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2012		2011
	Amount	%	Amount	%

NET REVENUES (Note 23)	$94,358,831	100	$95,529,120	100

OPERATING COSTS (Note 23)	54,070,268	58	51,867,203	54

GROSS PROFIT	40,288,563	42	43,661,917	46

OPERATING EXPENSES (Note 23)
Marketing	12,744,796	13	12,722,536	13
General and administrative	1,657,846	2	1,759,467	2
Research and development	1,721,009	2	1,645,455	2

Total operating expenses	16,123,651	17	16,127,458	17

INCOME FROM OPERATIONS	24,164,912	25	27,534,459	29

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net	941,412	1	1,026,964	1
Interest income	383,592	1	310,895	-
Gain on disposal of property, plant and equipment, net	153,103	-	781,352	1
Foreign exchange gain, net	89,516	-	-	-
Gain on disposal of financial instruments, net	44,772	-	38,441	-
Others	111,445	-	91,094	-

Total non-operating income and gains	1,723,840	2	2,248,746	2

NON-OPERATING EXPENSES AND LOSSES
Impairment loss (Notes 13 and 15)	1,265,311	1	-	-
Valuation loss on financial instruments, net	18,772	-	26,637	-
Interest expense	230	-	60	-
Foreign exchange loss, net	-	-	95,358	-
Others	19,933	-	8,913	-

Total non-operating expenses and losses	1,304,246	1	130,968	-

INCOME BEFORE INCOME TAX	24,584,506	26	29,652,237	31

INCOME TAX EXPENSES (Notes 2 and 20)	3,823,695	4	4,521,061	5

NET INCOME	$20,760,811	22	$25,131,176	26

			(Continued		)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2012		2011
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 21)
Basic earnings per share	$3.17	$2.68	$3.79	$3.21
Diluted earnings per share	$3.16	$2.67	$3.78	$3.20

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 29, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

							Other Adjustments
									Unrealized
	Common Stock			Retained Earnings			Cumulative	Unrecognized	Gain (Loss) on	Unrealized	Total
	Shares		Additional			Unappropriated	Translation	Net Loss of	Financial	Revaluation	Stockholders’
	(Thousands)	Amount	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Adjustments	Pension	Instruments	Increment	Equity

BALANCE, JANUARY 1, 2012	7,757,447	$77,574,465	$169,536,289	$66,122,145	$2,675,894	$47,068,830	$(38,918)	$(38,106)	$67,674	$5,762,753	$368,731,026

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	-	-	-	-	-	-	-	-	-	(117)	(117)

Decrease in revaluation increment on property, plant and equipment due to property impairment	-	-	-	-	-	-	-	-	-	(2,054)	(2,054)

Appropriation of 2011 earnings
Legal reserve	-	-	-	4,706,838	-	(4,706,838)	-	-	-	-	-
Cash dividends - NT$5.46 per share	-	-	-	-	-	(42,361,864)	-	-	-	-	(42,361,864)

Net income for the six months ended June 30, 2012	-	-	-	-	-	20,760,811	-	-	-	-	20,760,811

Unrealized gain on financial instruments held by investees	-	-	-	-	-	-	-	-	38,693	-	38,693

Equity adjustments in investees	-	-	5,079	-	-	-	-	-	-	-	5,079

Cumulative translation adjustment for foreign-currency investments held by investees	-	-	-	-	-	-	(14,735)	-	-	-	(14,735)

Defined benefit pension plan adjustments of investees	-	-	-	-	-	-	-	2,320	-	-	2,320

Unrealized gain on financial instruments	-	-	-	-	-	-	-	-	509,176	-	509,176

BALANCE, JUNE 30, 2012	7,757,447	$77,574,465	$169,541,368	$70,828,983	$2,675,894	$20,760,939	$(53,653)	$(35,786)	$615,543	$5,760,582	$347,668,335

BALANCE, JANUARY 1, 2011	7,757,447	$77,574,465	$169,515,102	$61,361,255	$2,675,894	$47,615,807	$(102,885)	$(40,182)	$176,048	$5,803,238	$364,578,742

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	-	-	-	-	-	-	-	-	-	(40,409)	(40,409)

Appropriation of 2010 earnings
Legal reserve	-	-	-	4,760,890	-	(4,760,890)	-	-	-	-	-
Cash dividends - NT$5.52 per share	-	-	-	-	-	(42,854,462)	-	-	-	-	(42,854,462)

Net income for the six months ended June 30, 2011	-	-	-	-	-	25,131,176	-	-	-	-	25,131,176

Unrealized loss on financial instruments held by investees	-	-	-	-	-	-	-	-	(75,046)	-	(75,046)

Equity adjustments in investees	-	-	21,248	-	-	-	-	-	-	-	21,248

Cumulative translation adjustment for foreign-currency investments held by investees	-	-	-	-	-	-	(1,208)	-	-	-	(1,208)

Defined benefit pension plan adjustments of investees	-	-	-	-	-	-	-	(435)	-	-	(435)

Unrealized gain on financial instruments	-	-	-	-	-	-	-	-	14,406	-	14,406

BALANCE, JUNE 30, 2011	7,757,447	$77,574,465	$169,536,350	$66,122,145	$2,675,894	$25,131,631	$(104,093)	$(40,617)	$115,408	$5,762,829	$346,774,012

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 29, 2012)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,760,811	$25,131,176
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) doubtful accounts	(1,497,438)	77,156
Depreciation and amortization	16,007,080	15,875,963
Valuation loss on financial instruments, net	18,772	26,637
Amortization of premium of financial assets	32,323	28,100
Gain on disposal of financial instruments, net	(44,772)	(38,441)
Gain on disposal of property, plant and equipment, net	(153,103)	(781,352)
Impairment loss	1,265,311	-
Equity in earnings of equity method investees, net	(941,412)	(1,026,964)
Dividends received from equity investees	1,930,382	534,662
Deferred income taxes	(5,427)	(64,431)
Changes in operating assets and liabilities:
Financial instruments held for trading	38,770	41,460
Trade notes and accounts receivable	(1,032,795)	(7,185,263)
Receivables from related parties	475,883	(364,517)
Other current monetary assets	(143,900)	(483,026)
Inventories	879,433	(111,906)
Other current assets	(2,934,115)	(2,244,716)
Trade notes and accounts payable	(2,064,571)	(1,160,166)
Payables to related parties	(342,106)	(467,353)
Income tax payable	457,577	116,432
Accrued expenses	(6,027,417)	(5,921,226)
Other current liabilities	416,141	1,922,579
Deferred income	13,915	(11,360)
Accrued pension liabilities	80,223	92,009

Net cash provided by operating activities	27,189,565	23,985,453

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(3,417,877)	(3,105,675)
Proceeds from disposal of available-for-sale financial assets	662,527	2,263,889
Acquisition of held-to-maturity financial assets	(2,253,632)	(3,697,604)
Proceeds from disposal of held-to-maturity financial assets	1,200,896	587,923
Acquisition of financial assets carried at cost	(35,322)	(10,120)
Capital reduction of financial assets carried at cost	20,000	-
Acquisition of investments accounted for using equity method	(14,360)	(356,063)
Proceeds from capital reduction of investments accounted for using equity method	-	815,827
Acquisition of property, plant and equipment	(13,856,552)	(9,769,858)
Proceeds from disposal of property, plant and equipment	19,872	647,987
Increase in intangible assets	(293,742)	(132,540)
Increase in other assets	(122,387)	(686,096)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

	2012	2011

Net cash used in investing activities	(18,090,577)	(13,442,330)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(40,324)	(365,866)
Increase (decrease) in other liabilities	(90,772)	2,325
Capital reduction	-	(19,393,617)

Net cash used in financing activities	(131,096)	(19,757,158)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,967,892	(9,214,035)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	61,283,240	84,700,525

CASH AND CASH EQUIVALENTS, END OF PERIOD	$70,251,132	$75,486,490

SUPPLEMENTAL INFORMATION
Interest paid	$7,066	$60
Income tax paid	$3,371,545	$4,469,060

NON-CASH FINANCING ACTIVITIES
Dividends payable	$42,361,864	$42,854,462

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$13,909,973	$10,899,799
Payables to suppliers	(53,421)	(1,129,941)
	$13,856,552	$9,769,858

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 29, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.          GENERAL

Chunghwa Telecom Co., Ltd. (the “Company” or “Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act.  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages.  In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000.  Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003.  Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”).  The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005.  Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of June 30, 2012 and 2011, the Company had 24,616 and 24,505 employees, respectively.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates.  Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc.  Actual results may differ from these estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  A regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  Swap contracts are estimated by valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains and losses are recognized at the time of derecognition, impairment or amortization.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  The calculation of the cost of inventory is derived using the weighted average method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method.  Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies.  Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to the Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss.  The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment.  Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 2 to 30 years; buildings - 5 to 60 years; computer equipment - 2 to 10 years; telecommunications equipment - 2 to 15 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018.  The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires.  Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

When an indication of impairment is identified for intangible assets, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired.  Goodwill is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension cost under a defined benefit plan is determined by actuarial valuations.  Contributions made under a defined contribution plan are recognized as pension cost during the year in which employees render services.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from research and development are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned.  Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates.  For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred.  The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

3.          EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.

4.          CASH AND CASH EQUIVALENTS

	June 30
	2012	2011
Cash
Cash on hand	$89,542	$69,632
Bank deposits	1,904,038	2,832,687
Negotiable certificate of deposit, annual yield rate - ranging from 0.82%-1.00% and 0.63%-0.84% for 2012 and 2011, respectively	44,450,000	65,750,000
	46,443,580	68,652,319
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.73%-0.74% and 0.56%-0.57% for 2012 and 2011, respectively	23,807,552	5,495,439
Treasury bills, annual yield rate was 0.56% for 2011	-	1,338,732
	23,807,552	6,834,171

	$70,251,132	$75,486,490

As of June 30, 2012 and 2011, foreign deposits in bank were as follows:

	June 30
	2012	2011

United States of America - New York (US$756 thousand and US$668 thousand for 2012 and 2011, respectively)	$22,586	$19,199

5.          FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2012	2011
Derivatives - financial assets
Currency swap contracts	$583	$8,615

Derivatives - financial liabilities
Currency swap contracts	$16,927	$974

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices.  However, these derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of June 30, 2012 and 2011 were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
June 30, 2012

Currency swap contracts	US$/NT$	2012.09	US$10,000/NT$299,302
	US$/NT$	2012.07-2012.08	US$41,000/NT$1,208,645

June 30, 2011

Currency swap contracts	US$/NT$	2011.07, 2011.09	US$52,000/NT$1,505,348
	US$/NT$	2011.08	US$10,000/NT$286,899

Net gain arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2012 and 2011 were $19,998 thousand (including realized settlement gain of $38,770 thousand and valuation loss of $18,772 thousand) and $14,823 thousand (including realized settlement gain of $41,460 thousand and valuation loss of $26,637 thousand), respectively.

6.   AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2012	2011

Domestic listed stocks	$3,532,536	$-
Open-end mutual funds	1,712,598	1,884,513
	5,245,134	1,884,513
Less: Current portion	1,712,598	1,884,513

	$3,532,536	$-

The board of directors resolved to acquire 263,622 thousand common shares of China Airline Ltd. (“CAL”) at $11.73 per share for the three months ended March 31, 2012.  Chunghwa expected to hold it as long-term investment and classified it as available-for-sale financial assets - noncurrent.  CAL engages mainly in air transportation services.

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$75,639	$(20,542)
Recognized in stockholders’ equity	515,178	12,228
Transferred to profit or loss	(6,002)	2,178

Balance, end of period	$584,815	$(6,136)

7.   HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2012	2011

Corporate bonds, nominal interest rate ranging from 1.15%-2.90% and 1.20%-2.95% for 2012 and 2011, respectively; effective interest rate ranging from 1.00%-2.89% and 1.00%-2.95% for 2012 and 2011, respectively	$14,460,368	$12,346,982
Bank debentures, nominal interest rate ranging from 1.25%-1.60% and 1.37%-2.11% for 2012 and 2011, respectively; effective interest rate ranging from 1.15%-1.40% and 1.25%-2.45% for 2012 and 2011, respectively	1,256,237	1,106,297
	15,716,605	13,453,279
Less: Current portion	2,830,448	2,174,334

	$12,886,157	$11,278,945

8.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$2,398,470	$2,528,044
Provision for (reversal of) doubtful accounts	(1,503,174)	71,275
Accounts receivable written off	(74,786)	(126,439)

Balance, end of period	$820,510	$2,472,880

Chunghwa considered the results of procedures implemented to enhance the collection of account receivable as well as the experience of decreases in uncollected receivables, and decided to reverse the allowance for doubtful accounts for the six months ended June 30, 2012.

9.   OTHER CURRENT MONETARY ASSETS

	June 30
	2012	2011

Dividends receivable	$435,964	$491,495
Accrued custodial receipts from MOD service	154,171	74,309
Other	1,463,194	2,006,055

	$2,053,329	$2,571,859

10.  INVENTORIES, NET

	June 30
	2012	2011

Work in process	$448,416	$844,963
Merchandise	123,929	386,966

	$572,345	$1,231,929

The operating costs related to inventories were $6,396,263 thousand (including the valuation loss on inventories of $2,589 thousand) and $5,418,571 thousand (including the valuation loss on inventories of $232,613 thousand) for the six months ended June 30, 2012 and 2011, respectively.

11.  OTHER CURRENT ASSETS

	June 30
	2012	2011

Spare parts	$3,349,015	$2,556,054
Prepaid expenses	2,673,470	2,537,791
Prepaid rents	994,927	796,355
Miscellaneous	295,742	300,465

	$7,313,154	$6,190,665

12.  INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Listed
Senao International Co., Ltd. (“SENAO”)	$1,437,489	28	$1,330,533	28
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,584,503	100	3,522,010	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,685,119	89	1,914,178	89
Donghwa Telecom Co., Ltd. (“DHT”)	883,486	100	502,560	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	716,807	100	615,496	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	685,156	100	694,042	100
CHIEF Telecom Inc. (“CHIEF”)	540,110	69	523,632	69
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	489,385	40	548,719	40
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	264,628	30	245,265	30
International Integrated System, Inc. (IISI)	261,528	33	251,264	33
Huada Digital Corporation (“HDD”)	248,061	50	-	-
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	183,926	100	179,849	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	166,159	100	164,699	100
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	123,276	33	112,079	40
Skysoft Co., Ltd. (“SKYSOFT”)	109,774	30	97,455	30
Spring House Entertainment Tech. Inc. (“SHE”)	105,074	56	91,142	56
Chunghwa Telecom Global, Inc. (“CHTG”)	97,506	100	72,129	100
KingWaytek Technology Co., Ltd. (“KWT”)	70,533	33	66,243	33
Smartfun Digital Co., Ltd. (“SFD”)	52,054	65	-	-

(Continued)

	June 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

So-net Entertainment Taiwan Co., Ltd. (“So-net”)	$34,145	30	$31,532	30
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	32,810	100	41,161	100
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	25,591	100	18,411	100
Chunghwa Sochamp Technology Inc. (“CHST”)	16,575	51	-	-
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	-	100	-	100
	10,376,206		9,691,866
Long term prepaid investment
Chunghwa Sochamp Technology Inc. (“CHST”)	-	-	20,400	-

	$11,813,695		$11,042,799

(Concluded)

Chunghwa increased its investment in DHT for $360,216 thousand in November 2011.  DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa Telcom Singapore Pte., Ltd. reduced its capital by $815,827 thousand in March 2011.  The reduction amount was received by Chunghwa on March 27, 2011.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and following the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interests was held by HTC Corporation.  After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats.  Thus, both entities do not obtain control over HDD.  HDD engages mainly in providing software service.

Chunghwa increased its investment in Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) by $177,176 thousand and $28,913 thousand in March and December 2011, respectively.  Prime Asia is operating as an investment company.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested $114,640 thousand in cash and held 40% ownership of DZIM in May 2011.  Chunghwa invested $14,360 thousand in May 2012, and the ownership interest decreased from 40% to 33% after the capital increase of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

Chunghwa and United Daily News established a joint venture, SFD, in August 2011.  Chunghwa invested $65,000 thousand cash and hold a 65% ownership of SFD.  SFD mainly engages in sales of software.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011 by investing $43,847 thousand cash.  CHTV engages mainly in providing information and communications technology, international circuit, and intelligent energy network service.

Chunghwa invested $20,400 thousand in CHST in June 2011.  The ownership of CHST is 51%.  CHST mainly engages in license plate recognition system.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) in March 2006, but not on operation stage yet.  The holding company is operating as investment company and Chunghwa has 100% ownership right in an amount of US$1 in the holding company as of June 30, 2012.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of June 30, 2012 and 2011 was $7,320,862 thousand and $9,258,737 thousand, respectively.

The details of equity in earnings and losses of equity method investees were as follows:

	Six Months Ended June 30
	2012	2011

Light Era Development Co., Ltd. (“LED”)	$463,257	$550,536
Senao International Co., Ltd. (“SENAO”)	214,849	185,867
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	136,037	99,919
Others	127,269	190,642

	$941,412	$1,026,964

The equity in earnings and losses for the six months ended June 30, 2012 and 2011 were based on the audited financial statements.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.      FINANCIAL ASSETS CARRIED AT COST

	June 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	180,000	17	200,000	17
Innovation Works Development Fund, L.P. (“IWDF”)	108,476	4	38,035	6
Global Mobile Corp. (“GMC”)	77,018	3	127,018	8
iD Branding Ventures (“iDBV”)	67,500	8	75,000	8
Innovation Works Limited (“IW”)	31,391	2	31,391	2
CQi Energy Infocom Inc. (“CQi”)	-	18	20,000	18
RPTI Intergroup International Ltd.(“RPTI”)	-	10	34,500	10
Essence Technology Solution, Inc. (“ETS”)	-	7	-	7

	$2,253,915		$2,315,474

IBT II completed a capital reduction in June 2012.  The Company has received $20,000 thousand from the capital reduction.

Chunghwa made additional investment in IWDF for $35,119 thousand and $35,322 thousand in October 2011 and June 2012, respectively.  IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

iDBV reduced its capital by $7,500 thousand in December 2011.  The reduction amount was received by Chunghwa.

Chunghwa made additional investment in IW for $10,120 thousand in January 2011.  IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in GMC, CQi and RPTI were impaired and recognized an impairment loss of $50,000 thousand, $14,000 thousand and $34,500 thousand in 2011, respectively.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in CQi was impaired and recognized an impairment loss of $6,000 thousand in 2012.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.  OTHER MONETARY ASSETS - NONCURRENT

	June 30
	2012	2011

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  This fund were used to finance various telecommunications infrastructure projects.

15.  PROPERTY, PLANT AND EQUIPMENT

	June 30
	2012	2011

Cost
Land	$101,432,096	$101,259,801
Land improvements	1,573,763	1,551,502
Buildings	65,968,521	65,853,017
Computer equipment	14,398,398	14,523,179
Telecommunications equipment	659,984,716	645,404,022
Transportation equipment	3,027,185	2,657,185
Miscellaneous equipment	6,569,723	6,397,336
Total cost	852,954,402	837,646,042
Revaluation increment on land	5,762,418	5,762,611
	858,716,820	843,408,653

(Continued)

	June 30
	2012	2011

Accumulated depreciation
Land improvements	$1,069,528	$1,023,327
Buildings	20,106,023	18,989,364
Computer equipment	10,728,184	10,936,268
Telecommunications equipment	538,570,487	522,449,777
Transportation equipment	1,143,362	1,497,528
Miscellaneous equipment	5,253,617	5,265,134
	576,871,201	560,161,398
Accumulated impairment	1,257,050	-
Construction in progress and advances related to acquisition of equipment	14,034,455	12,549,124

Property, plant and equipment, net	$294,623,024	$295,796,379

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999.  These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments.  As of June 30, 2012, the unrealized revaluation increment was decreased to $5,760,582 thousand by disposal of the revalued assets and recognition of impairment loss.

Chunghwa determined that partial land and building was impaired and recognized an impairment loss of $1,254,996 thousand for the six months ended June 30, 2012.  Due to the impairment, the unrealized revaluation increment was decreased by $2,054 thousand.  Idle asset was recognized an impairment loss of $4,315 thousand.

Depreciation on property, plant and equipment for the six months ended June 30, 2012 and 2011 was $15,342,872 thousand and $15,242,326 thousand, respectively.  No interest expense was capitalized for the six months ended June 30, 2012 and 2011.

16.  ACCRUED EXPENSES

	June 30
	2012	2011

Accrued salary and compensation	$3,950,732	$4,021,788
Accrued employees’ bonuses and remuneration to directors and supervisors	2,894,723	3,242,904
Accrued franchise fees	1,193,264	1,198,012
Accrued maintenance fees	901,229	788,968
Other accrued expenses	2,198,028	2,089,257

	$11,137,976	$11,340,929

17.      OTHER CURRENT LIABILITIES

	June 30
	2012	2011

Advances receipts	$10,361,016	$9,998,973
Payables to equipment suppliers	2,005,324	1,818,164
Payables to contractors	1,881,689	1,776,213
Amounts collected in trust for others	1,370,682	1,310,918
Refundable customers’ deposits	1,165,529	1,178,068
Miscellaneous	3,081,229	3,178,440

	$19,865,469	$19,260,776

18.      STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of June 30, 2012.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”)  amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of June 30, 2012, the outstanding ADSs were 350,430 thousand common shares, which equaled approximately 35,043 thousand units and represented 4.52% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.            Exercise their voting rights,

b.           Sell their ADSs, and

c.            Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date.  Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.  The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.  Under the revised Company Law issued on January 4, 2012, the aforementioned additional paid-in capital may also be distributed in cash.  The additional paid-in capital from long-term investments may not be used for any purpose.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves.  In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order:  (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the six months ended June 30, 2012 and 2011, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate.  Otherwise, the difference between initial accrual amounts and the amounts resulted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2011 and 2010 earnings of Chunghwa have been approved by the stockholders on June 22, 2012 and June 24, 2011 as follows:

	Appropriation of Earnings		Dividend Per Share
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal reserve	$4,706,838	$4,760,890
Cash dividends	42,361,864	42,854,462	$5.46	$5.52

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 22, 2012, were $2,040,090 thousand and $44,446 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010.

Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011.  The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

19.      COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2012
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$6,305,758	$4,472,953	$10,778,711
Insurance	546,272	392,954	939,226
Pension	890,735	602,999	1,493,734
Other compensation	4,102,468	2,875,551	6,978,019

	$11,845,233	$8,344,457	$20,189,690

Depreciation expense	$14,422,899	$919,973	$15,342,872
Amortization expense	$593,944	$70,264	$664,208

	Six Months Ended June 30, 2011
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$5,931,656	$4,235,200	$10,166,856
Insurance	518,207	371,215	889,422
Pension	853,227	580,198	1,433,425
Other compensation	4,745,163	3,299,851	8,045,014

	$12,048,253	$8,486,464	$20,534,717

Depreciation expense	$14,428,537	$813,789	$15,242,326
Amortization expense	$569,871	$63,766	$633,637

20.      INCOME TAX

a.            A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Six Months Ended June 30
	2012	2011

Income tax expense computed at statutory income tax rate	$4,179,366	$5,040,880
Add (deduct) tax effects of:
Permanent differences	(232,844)	(302,126)
Temporary differences	75,421	23,867
10% undistributed earnings tax	-	45
Investment tax credits	(196,041)	(208,152)

Income tax payable	$3,825,902	$4,554,514

b.           Income tax expense consists of the following:

	Six Months Ended June 30
	2012	2011

Income tax payable	$3,825,902	$4,554,514
Income tax - deferred	(5,427)	(64,431)
Adjustments of prior years’ income tax	(1,976)	20,472
Foreign income tax	5,196	10,506

Income tax	$3,823,695	$4,521,061

c.            Net deferred income tax assets (liabilities) consists of the following:

	June 30
	2012	2011

Current
Unrealized accrued expense	$32,306	$50,312
Valuation loss on inventory	10,269	48,771
Valuation loss (gain) on financial instruments, net	2,778	(1,299)
Unrealized foreign exchange loss (gain)	(1,621)	14,424
Provision for doubtful accounts	-	194,344
Other	-	940
	43,732	307,492
Valuation allowance	-	(194,344)

Net deferred income tax assets - current	$43,732	$113,148

Noncurrent
Accrued pension cost	$257,951	$314,144
Impairment loss	10,514	61,355
Abandonment of equipment not approved by National Tax Administration	10	27,672

Net deferred income tax assets - noncurrent	$268,475	$403,171

d.           The related information under the Integrated Income Tax System is as follows:

	June 30
	2012	2011

Balance of Imputation Credit Account (ICA)	$8,300,674	$8,934,216

The actual creditable ratios distribution of Chunghwa’s of 2011 and 2010 for earnings were 17.63% and 18.76%, respectively.

e.            Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Income tax returns through the year ended December 31, 2007 have been examined by the ROC tax authorities.

21.  EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares Outstanding (Denominator)	Income Before Income Tax	Net Income

Six months ended June 30, 2012

Basic EPS
Income attributable to stockholders	$24,584,506	$20,760,811	7,757,447	$3.17	$2.68
Effect of dilutive potential common stock
SENAO’s stock options	(2,068)	(2,068)	-
Employee bonus	-	-	27,248

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$24,582,438	$20,758,743	7,784,695	$3.16	$2.67

Six months ended June 30, 2011

Basic EPS
Income attributable to stockholders	$29,652,237	$25,131,176	7,821,735	$3.79	$3.21
Effect of dilutive potential common stock
SENAO’s stock options	(3,729)	(3,729)	-
Employee bonus	-	-	27,430

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$29,648,508	$25,127,447	7,849,165	$3.78	$3.20

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.  According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the six months ended June 30, 2012 and 2011.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2012 and 2011 was due to the effect of potential common stock related to stock options granted by SENAO.

22.  PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005.  Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises.  After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan.  On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund.  However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan.  Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $16,836,431 thousand and $14,187,100 thousand as of June 30, 2012 and 2011, respectively.

Pension costs of Chunghwa were $1,531,737 thousand ($1,447,885 thousand subject to defined benefit plan and $83,852 thousand subject to defined contribution plan) and $1,473,781 thousand ($1,401,794 thousand subject to defined benefit plan and $71,987 thousand subject to defined contribution plan) for the six months ended June 30, 2012 and 2011, respectively.

23.  TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices.  The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa.  Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.   Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
(Continued)

Company	Relationship

Spring House Entertainment Tech. Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Subsidiary
Chunghwa Sochamp Technology Inc. (“CHST”)	Subsidiary
Smartfun Digital Co., Ltd. (“SFD”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CHI
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Subsidiary of CHC
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SENAO
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Subsidiary of SENAO
Ceylon Innovation Co., Ltd. (“CEI”)	Subsidiary of SHE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
KingWaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	Equity-method investee
Huada Digital Corporation (“HDD”)	Equity-method investee
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Equity-method investee of COI
(Concluded)

b.            Significant transactions with the above related parties are summarized as follows:

	June 30
	2012		2011
	Amount	%	Amount	%

1) Receivables

Trade notes, accounts receivable and other receivables
SENAO	$183,988	47	$655,936	79
So-net	60,183	15	8,484	1
DHT	38,699	10	49,426	6
CHIEF	37,744	10	29,083	3
CIYP	29,906	8	29,818	4
CHTG	13,485	3	23,540	3
CHSI	10,504	3	15,029	2
Others	17,390	4	19,623	2

	$391,899	100	$830,939	100

2) Payables

Trade notes payable, accounts payable, and accrued expenses
SENAO	$1,163,864	38	$804,475	43
TISE	449,769	15	204,210	11
CHSI	379,190	13	238,009	13
STS	182,402	6	-	-
DHT	104,960	3	49,834	3
CHTG	72,240	2	56,835	3
IISI	52,110	2	57,985	3
CHIEF	51,453	2	46,332	2
SKYSOFT	34,282	1	14,312	1
CIYP	30,256	1	11,985	1
LED	506	-	20,504	1
Others	24,673	1	11,936	-
	2,545,705	84	1,516,417	81
Payables to constructors
KWT	1,250	-	-	-
CHSI	970	-	14,491	1
	2,220	-	14,491	1
Amounts collected in trust for others
SENAO	389,038	13	273,566	15
SHE	40,021	1	18,508	1
So-net	23,136	1	15,411	1
SKYSOFT	14,837	-	14,078	1
Others	16,531	1	12,107	-
	483,563	16	333,670	18

	$3,031,488	100	$1,864,578	100

	June 30
	2012		2011
	Amount	%	Amount	%

3) Customer’s deposits

CHTG	$14,658	1	$14,106	-
CHSI	14,212	-	21,047	1
Others	3,817	-	3,579	-

	$32,687	1	$38,732	1

	Six Months Ended June 30
	2012		2011
	Amount	%	Amount	%

4) Revenues

So-net	$191,366	1	$120,639	-
CHIEF	135,186	-	140,514	-
SENAO	115,121	-	719,522	1
DHT	63,605	-	50,026	-
CHTG	32,788	-	45,096	-
CHTS	26,791	-	18,250	-
SKYSOFT	19,651	-	21,944	-
CHTJ	16,580	-	18,951	-
Others	32,889	-	122,975	-

	$633,977	1	$1,257,917	1

5) Operating costs and expenses

SENAO	$4,552,390	7	$3,165,536	5
CHSI	351,546	1	188,882	-
TISE	233,019	-	242,226	1
STS	202,830	-	-	-
CHIEF	173,609	-	149,265	-
CHTG	137,790	-	97,498	-
IISI	99,158	-	76,494	-
CIYP	73,487	-	13,961	-
DHT	63,181	-	27,065	-
SKYSOFT	51,104	-	23,972	-
CHTJ	36,260	-	28,050	-
CHTS	19,733	-	16,879	-
SHE	13,425	-	12,894	-
KWT	8,853	-	17,580	-
Others	7,388	-	4,749	-

	$6,023,773	8	$4,065,051	6

	Six Months Ended June 30
	2012		2011
	Amount	%	Amount	%

6) Acquisition of property, plant and equipment

CHSI	$484,402	3	$346,299	3
TISE	379,840	3	217,448	3
DHT	101,227	1	-	-
CHTG	23,805	-	17,538	-
CHTJ	-	-	37,591	-
IISI	-	-	36,619	-
Others	15,071	-	694	-

	$1,004,345	7	$656,189	6

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which starts from the commercial operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its commercial operation.  ST-2 satellite was launched in May 2011, and began its commercial operation in August 2011.  The total rental expense for the six months ended June 30, 2012 was $202,830 thousand, which consisted of a reduction of the prepayment of $102,256 thousand and an additional accrual of $100,574 thousand.  The prepayment was $2,880,241 thousand (classified as other current assets $204,514 thousand, and other assets - others $2,675,727 thousand) as of June 30, 2012.

Chunghwa has leased property to LED since April 2010.  The lease term is 15 years and the rent is charged monthly.  Based on the agreement of both parties, the lease contract was terminated on April 1, 2011.

Chunghwa sold the land with a carrying value of $936,016 thousand to LED at the price of $2,421,932 thousand in 2008.  However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions.  Gain on disposal of land $235,082 thousand and $473,422 thousand were recognized in the six months ended June 30, 2012 and 2011, respectively.  The unrealized gain on disposal of land amounted to $304,161 thousand (classified as deferred credit - profit on intercompany transactions) in the six months ended June 30, 2012.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand.  The disposal loss on land is unrealized and the unrealized loss is included in other assets - others.  Chunghwa recognized realized loss on disposal of land amounting to $86,860 thousand in the six months ended June 30, 2012. The unrealized loss on disposal of land amounted to $85,037 thousand (classified as other assets - others) in the six months ended June 30, 2012.

The transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties.  Other transactions with related parties were not significantly different from those with third parties.

24.      SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of June 30, 2012, in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.            Acquisition of land and buildings of $28,203 thousand.

b.            Acquisition of telecommunications equipment of $25,119,716 thousand.

c.            Contracts to print billing, envelopes and telephone directories of $75,328 thousand.

d.            Chunghwa also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years.  Future lease payments were as follows:

Year	Amount

2012 (from July 1, 2012 to December 31, 2012)	$924,602
2013	1,467,303
2014	1,219,877
2015	965,538
2016 and thereafter	1,305,144

e.            A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.  Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.  Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

25.      FAIR VALUES OF FINANCIAL INSTRUMENTS

a.            Carrying amount and fair value of financial instruments were as follows:

	June 30
	2012		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets
Cash and cash equivalents	$70,251,132	$70,251,132	$75,486,490	$75,486,490
Financial assets at fair value through profit or loss	583	583	8,615	8,615
Available-for-sale financial assets - current	1,712,598	1,712,598	1,884,513	1,884,513
Held-to-maturity financial assets - current	2,830,448	2,830,448	2,174,334	2,174,334
Trade notes and accounts receivable, net	23,062,957	23,062,957	20,062,171	20,062,171
Receivables from related parties	391,899	391,899	830,939	830,939
Other current monetary assets	2,053,329	2,053,329	2,571,859	2,571,859
Financial assets carried at cost	2,253,915	-	2,315,474	-
Available-for-sale financial assets- noncurrent	3,532,536	3,532,536	-	-
Held-to-maturity financial assets - noncurrent	12,886,157	12,886,157	11,278,945	11,278,945
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,582,495	1,582,495	1,556,985	1,556,985

(Continued)

	June 30
	2012		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Liabilities
Financial liabilities at fair value through profit or loss	$16,927	$16,927	$974	$974
Trade notes and accounts payable	9,397,829	9,397,829	8,050,983	8,050,983
Payables to related parties	3,031,488	3,031,488	1,864,578	1,864,578
Accrued expenses	11,137,976	11,137,976	11,340,929	11,340,929
Dividends Payable	42,361,864	42,361,864	42,854,462	42,854,462
Payables to equipment suppliers (included in “other current liabilities”)	2,005,324	2,005,324	1,818,164	1,818,164
Payables to constructors (included in “other current liabilities”)	1,881,689	1,881,689	1,776,213	1,776,213
Amounts collected in trust for others (included in “other current liabilities”)	1,370,682	1,370,682	1,310,918	1,310,918
Refundable customers’ deposits (included in “other current liabilities”)	1,165,529	1,165,529	1,178,068	1,178,068
Customers’ deposits	4,856,935	4,856,935	5,406,693	5,406,693

(Concluded)

b.            Methods and assumptions used in the estimation of fair values of financial instruments:

1)           The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets.  Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values.  This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)           If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values.  If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)           Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

c.            Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2012	2011	2012	2011

Assets
Financial assets at fair value through profit or loss	$-	$-	$583	$8,615
Available-for-sale financial assets	5,245,134	1,884,513	-	-
Liabilities
Financial liabilities at fair value through profit or loss	-	-	16,927	974

d.            Information about financial risks

1)           Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds.  Therefore, the market risk is the fluctuations of market price.  In order to manage this risk, Chunghwa would assess the risk before investing; therefore, no material market risk is anticipated.

2)           Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations.  Management does not expect the Company’s exposure to default by those parties to be material.

The Company held a variety of financial instruments, the maximum credit exposed amount is the same as their carrying amounts.

3)           Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

The financial instruments of Chunghwa categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidation risk is anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidation risk is anticipated.

4)           Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

a.            Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk.  The financial risk management objective of SENAO and CHI are to minimize risks due to market risk.

The outstanding forward exchange contracts of SENAO as of June 30, 2012 and 2011 were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)

June 30, 2012

Buy	NT$/US$	2012.07	NT$253,931/US$8,500

June 30, 2011

Buy	NT$/US$	2011.07	NT$236,986/US$8,200

There was no outstanding index future contracts of CHI as of June 30, 2012 and 2011, respectively.

Net gain (loss) of SANEO arising from derivative financial products for the six months ended June 30, 2012 and 2011 were $(473) thousand and $3,789 thousand, respectively.

Net loss of CHI arising from derivative financial products for the six months ended June 30, 2012 and 2011 were $13,210 thousand and $2,795 thousand, respectively.

b.            Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

c.            Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions.  Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material.  The largest amount of exposure to default by those parties of the financial instruments of SENAO and CHI is the same as carrying value.

d.            Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

26.      ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.            Financings provided:  None.

b.            Endorsement/guarantee provided:  Please see Table 1.

c.            Marketable securities held:  Please see Table 2.

d.            Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital:  Please see Table 3.

e.            Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital:  None.

f.              Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital:  None.

g.            Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital:  Please see Table 4.

h.            Receivables from related parties amounting to $100 million or 20% of the paid-in capital:  Please see Table 5.

i.                Names, locations, and other information of investees on which the Company exercises significant influence:  Please see Table 6.

j.                Financial transactions:  Please see Notes 5 and 25.

k.            Investment in Mainland China:  Please see Table 7.

27.      SEGMENT FINANCIAL INFORMATION

Segment information:  Please see Table 8.

28.      OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	June 30
	2012			2011
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$6,933	29.88	$207,146	$3,356	28.73	$96,402
Available-for-sale financial assets
USD	57,316	29.88	1,712,598	65,605	28.73	1,884,513
Accounts receivable
USD	189,485	29.88	5,661,817	160,186	28.73	4,601,330
Investments accounted for using equity method
USD	3,263	29.88	97,506	2,511	28.73	72,129
HKD	229,298	3.853	883,486	136,195	3.691	502,560
SGD	30,476	23.52	716,807	26,326	23.38	615,496
JPY	68,243	0.375	25,591	51,571	0.357	18,411
VND	215,534,783	0.00138	297,438	212,167,407	0.00135	286,426
RMB	35,346	4.701	166,160	36,883	4.4666	164,699

Financial liabilities

Monetary items
Payables
USD	163,591	29.88	4,888,094	113,839	28.73	3,270,022
EUR	38,054	37.56	1,429,296	27,179	41.63	1,131,462
SGD	7,806	23.52	183,602	30	23.38	701

29.      PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-disclosed the information on the adoption of International Financial Reporting Standards (IFRSs) and assessed the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs in the consolidated financial statements as of and for the six months ended June 30, 2012.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2012

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$ 3,476,683 (Note 3)	$ 1,031,923	$ 765,461 (Note 4)	$ -	0.2%	$ 13,906,733 (Note 6)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,859,207 (Note 7)	2,150,000	2,150,000 (Note 5)	2,150,000 (Note 5)	0.5%	3,859,207 (Note 7)

Note 1:              Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.           “0” for the Company.

b.           Subsidiaries are numbered from “1”.

Note 2:              Relationships between the endorsement/guarantee provider and the guaranteed party:

a.           Trading partner.

b.           Majority owned subsidiary.

c.           The Company and subsidiary owns over 50% ownership of the investee company.

d.           A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.           Guaranteed by the Company according to the construction contract.

f.             An investee company.  The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:              The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:              The actual amount used by guaranteed party is $765,461 thousand.

Note 5:              The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:              The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:              The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value	Note

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,437,489		28	$7,320,862	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,584,503		100	3,586,414	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,685,119		89	1,742,170	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	223,190	883,486		100	883,486	Note 1
		Chunghwa Telecom Singapore Pte., Ltd	Subsidiary	Investments accounted for using equity method	26,383	716,807		100	716,807	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	685,156		100	652,043	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	540,110		69	482,631	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	489,385		40	787,831	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	-	264,628		30	264,628	Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	261,528		33	241,135	Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000	248,061		50	248,061	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	183,926		100	183,926	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	6,960	166,159		100	166,309	Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	12,900	123,276		33	123,276	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	109,774		30	71,907	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996	105,074		56	92,544	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	97,506		100	111,661	Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	70,533		33	33,759	Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	52,054		65	52,093	Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	34,145		30	16,694	Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	32,810		100	32,810	Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	25,591		100	25,591	Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040	16,575		51	16,735	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	-	-		100	-	Note 3
						(US$ 1 dollar	)		(US$ 1 dollar )
		Taipei Financial Center Corp.	-	Financial assets carried at cost - noncurrent	172,927	1,789,530		12	1,629,022	Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	-	Financial assets carried at cost - noncurrent	18,000	180,000		17	176,265	Note 2
		Global Mobile Corp.	-	Financial assets carried at cost - noncurrent	7,617	77,018		3	60,566	Note 2
		Innovation Works Development Fund, L.P.	-	Financial assets carried at cost - noncurrent	-	108,476		4	101,994	Note 2

		iD Branding Ventures	-	Financial assets carried at cost - noncurrent	6,750	67,500		8	60,280	Note 2
		Innovation Works Limited	-	Financial assets carried at cost - noncurrent	1,000	31,391		2	36,403	Note 2
		CQi Energy Infocom Inc.	-	Financial assets carried at cost - noncurrent	2,000	-		18	(5,612)	Note 2
		RPTI Intergroup International Ltd.	-	Financial assets carried at cost - noncurrent	4,765	-		10	-	Note 2
		Essence Technology Solution, Inc.	-	Financial assets carried at cost - noncurrent	200	-		7	525	Note 2

(Continued)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Beneficiary certificates (mutual fund)
		PIMCO Global Investment Grade Credit - Ins H Acc	-	Available-for-sale financial assets	751	$307,245	-	$343,811	Note 4
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	-	Available-for-sale financial assets	770	534,453	-	577,058	Note 4
		Janus Flexible Income Bond Fund	-	Available-for-sale financial assets	671	230,472	-	248,383	Note 4
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	-	Available-for-sale financial assets	984	347,452	-	389,440	Note 4
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	-	Available-for-sale financial assets	397	148,410	-	153,906	Note 4

		Stocks
		China Airlines Ltd.	-	Available-for-sale financial assets - noncurrent	263,622	3,092,287	-	3,532,536	Note 5

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	-	Held-to-maturity financial assets	-	307,053	-	307,053	Note 7
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	-	Held-to-maturity financial assets	-	204,295	-	204,295	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	-	Held-to-maturity financial assets	-	302,914	-	302,914	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	-	Held-to-maturity financial assets	-	403,885	-	403,885	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	-	Held-to-maturity financial assets	-	207,970	-	207,970	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	-	Held-to-maturity financial assets	-	103,907	-	103,907	Note 7
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	-	Held-to-maturity financial assets	-	209,250	-	209,250	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	-	Held-to-maturity financial assets	-	101,451	-	101,451	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	101,022	-	101,022	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	100,004	-	100,004	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	101,003	-	101,003	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	-	309,240	-	309,240	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	-	205,237	-	205,237	Note 7
		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	-	152,110	-	152,110	Note 7
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	-	Held-to-maturity financial assets	-	50,362	-	50,362	Note 7
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	-	Held-to-maturity financial assets	-	203,418	-	203,418	Note 7

(Continued)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	-	Held-to-maturity financial assets	-	$152,450	-	$152,450	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	401,970	-	401,970	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	201,298	-	201,298	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	-	Held-to-maturity financial assets	-	101,045	-	101,045	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	99,980	-	99,980	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	403,491	-	403,491	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	100,672	-	100,672	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	202,203	-	202,203	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	49,981	-	49,981	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	-	Held-to-maturity financial assets	-	200,520	-	200,520	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	-	Held-to-maturity financial assets	-	251,134	-	251,134	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	40,319	-	40,319	Note 7

		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	200,702	-	200,702	Note 7
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	-	100,245	-	100,245	Note 7
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	-	349,280	-	349,280	Note 7
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	-	100,429	-	100,429	Note 7
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	302,496	-	302,496	Note 7
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	201,779	-	201,779	Note 7
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	99,962	-	99,962	Note 7
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	50,223	-	50,223	Note 7
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	200,393	-	200,393	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	301,973	-	301,973	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	199,788	-	199,788	Note 7

(Continued)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		MLPC 1st Unsecured Corporate Bond Issue in 2008	-	Held-to-maturity financial assets	-	$302,911	-	$302,911	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	-	Held-to-maturity financial assets	-	99,945	-	99,945	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	-	Held-to-maturity financial assets	-	99,946	-	99,946	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	302,645	-	302,645	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	201,280	-	201,280	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	-	200,352	-	200,352	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	-	176,271	-	176,271	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	-	100,639	-	100,639	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	-	100,762	-	100,762	Note 7
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	100,301	-	100,301	Note 7
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	200,854	-	200,854	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	-	302,957	-	302,957	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	-	201,404	-	201,404	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	-	100,561	-	100,561	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	100,362	-	100,362	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	302,142	-	302,142	Note 7
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	100,189	-	100,189	Note 7
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	201,201	-	201,201	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	99,948	-	99,948	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	199,895	-	199,895	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	-	300,538	-	300,538	Note 7
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	50,403	-	50,403	Note 7
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	-	202,338	-	202,338	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2012				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	-	$ 299,702	-	$ 299,702	Note 7
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	-	Held-to-maturity financial assets	-	100,404	-	100,404	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	-	299,499	-	299,499	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	-	Held-to-maturity financial assets	-	299,749	-	299,749	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	-	Held-to-maturity financial assets	-	100,822	-	100,822	Note 7
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	-	Held-to-maturity financial assets	-	100,591	-	100,591	Note 7
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	-	Held-to-maturity financial assets	-	301,899	-	301,899	Note 7
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	-	Held-to-maturity financial assets	-	201,315	-	201,315	Note 7
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	-	149,757	-	149,757	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	-	199,653	-	199,653	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	99,911	-	99,911	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	200,347	-	200,347	Note 7
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	199,821	-	199,821	Note 7
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	-	Held-to-maturity financial assets	-	300,000	-	300,000	Note 7
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	99,906	-	99,906	Note 7
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	39,962	-	39,962	Note 7
		Taiwan Power Co. 1st Unsecured Corporate Bond-2A Issue in 2012	-	Held-to-maturity financial assets	-	99,904	-	99,904	Note 7
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	-	Held-to-maturity financial assets	-	150,065	-	150,065	Note 7
		Eximbank 19-2nd Unsecured Financial Debentures	-	Held-to-maturity financial assets	-	150,000	-	150,000	Note 7

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824	360,977	41	360,977	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	28,475	579,233 (US$ 19,372)	100	579,762 (US$ 19,390)	Note 1
		N.T.U. Innovation Incubation Corporation	-	Financial assets carried at cost - noncurrent	1,200	12,000	9	12,000	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2012				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	$ 1,739	100	$ 1,739	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	12,367 (US$ 414)	100	12,367 (US$ 414)	Note 1
		3 Link Information Service Co., Ltd.	-	Financial assets carried at cost - noncurrent	374	3,450	10	6,827	Note 2
		21Vianet Group. Inc.	-	Available-for-sale financial assets	208	11,844 (US$ 396)	-	11,844 (US$ 396)	Note 5

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	19,624 (RMB 4,154)	100	19,624 (RMB 4,154)	Note 1

7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	100,000	904	100	904	Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	2,802,230	100	2,802,230	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	514,295 (SG$ 21,866)	38	514,295 (SG$ 21,866)	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	127,066	53	127,066	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,432	20,426 (US$ 684)	100	20,426 (US$ 684)	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	-	43	-	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	25,094	4	25,468	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001	46,267	-	102,102	Note 5
		Tatung Technology Inc.	-	Financial assets carried at cost - noncurrent	3,542	60,081	11	53,290	Note 2
		Digimax Inc.	-	Financial assets carried at cost - noncurrent	2,000	10,928	4	11,330	Note 2
		iD Branding Ventures	-	Financial assets carried at cost - noncurrent	2,250	22,500	3	20,690	Note 2
		Uni Display Inc.	-	Financial assets carried at cost - noncurrent	4,630	32,410	2	14,485	Note 2
		A2peak Power Co., Ltd.	-	Financial assets carried at cost - noncurrent	990	-	3	-	Note 2
		CoaTronics Inc.	-	Financial assets carried at cost - noncurrent	1,200	8,400	6	1,091	Note 2
		VisEra Technologies Company Ltd.	-	Financial assets carried at cost - noncurrent	649	29,371	-	12,891	Note 2
		Ultra Fine Optical Technology Co., Ltd.	-	Financial assets carried at cost - noncurrent	1,800	27,000	8	18,262	Note 2
		Procrystal Technology Co., Ltd.	-	Financial assets carried at cost - noncurrent	1,350	44,416	-	26,568	Note 2
		Tons Lightology Inc.	-	Financial assets carried at cost - noncurrent	1,113	66,150	4	38,955	Note 2
		Alder Optomechanical Corp.	-	Financial assets carried at cost - noncurrent	490	22,660	2	10,892	Note 8
		Aide Energy (Cayman) Holding Co., Ltd.	-	Financial assets carried at cost - noncurrent	800	4,829	1	7,839	Note 2
		Cando Corporation	-	Financial assets carried at cost - noncurrent	376	4,937	-	3,384	Note 8
		Tatung Fine Chemicals Co.	-	Financial assets carried at cost - noncurrent	111	2,050	-	1,880	Note 8
		SuperAlloy Industrial Co., Ltd.	-	Financial assets carried at cost - noncurrent	479	6,703	-	7,756	Note 8
		Mediapro Technology Ltd.	-	Financial assets carried at cost - noncurrent	55	44,871	1	7,369	Note 8

(Continued)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Fashion Guide Co., Ltd.	-	Financial assets carried at cost - noncurrent	400	$6,948	2	$411	Note 8
		Hiroca Holdings Ltd.	-	Financial assets carried at cost - noncurrent	140	17,847	-	15,170	Note 8
		Fubon Financial Holding Co., Ltd.	-	Available-for-sale financial assets	195	6,293	-	5,812	Note 5
		Cathay Financial Holding Co., Ltd.	-	Available-for-sale financial assets	92	2,677	-	2,677	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	-	Available-for-sale financial assets	3	200	-	231	Note 5
		Wei Chuan Foods Corp.	-	Available-for-sale financial assets	203	6,110	-	6,110	Note 5
		Gemtek Technology Co., Ltd.	-	Available-for-sale financial assets	49	1,291	-	1,291	Note 5
		Coxon Precise Industrial Co., Ltd.	-	Available-for-sale financial assets	107	4,938	-	4,938	Note 5
		Altek Corp.	-	Available-for-sale financial assets	36	685	-	685	Note 5
		I-Chiun Precision Industry Co., Ltd.	-	Available-for-sale financial assets	80	1,532	-	1,532	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	-	Available-for-sale financial assets	10	783	-	813	Note 5
		Wistron NeWeb Corporation	-	Available-for-sale financial assets	74	4,544	-	4,544	Note 5
		MasterLink Securities Corporation	-	Available-for-sale financial assets	250	2,238	-	2,238	Note 5
		Chipbond Technology Corporation	-	Available-for-sale financial assets	60	2,397	-	2,397	Note 5
		Thxe Ming Industrial Co., Ltd.	-	Available-for-sale financial assets	70	1,841	-	1,841	Note 5
		Optotech Corporation	-	Available-for-sale financial assets	245	3,112	-	3,112	Note 5
		Tang Eng Iron Works Co., Ltd.	-	Available-for-sale financial assets	70	2,007	-	2,030	Note 5
		Yuanta Financial Holdings	-	Available-for-sale financial assets	246	3,328	-	3,328	Note 5
		Visual Photonics Epitaxy Co., Ltd.	-	Available-for-sale financial assets	16	810	-	761	Note 5
		Chung Hung Steel Corporation	-	Available-for-sale financial assets	293	2,366	-	2,366	Note 5
		Edison Opto Corporation	-	Available-for-sale financial assets	49	2,515	-	2,515	Note 5
		San Shing Fastech Corp.	-	Available-for-sale financial assets	270	9,208	-	11,799	Note 5
		USI Corp.	-	Available-for-sale financial assets	65	1,800	-	1,739	Note 5
		President Chain Store Corp.	-	Available-for-sale financial assets	55	9,130	-	8,718	Note 5
		Unimicron Corporation	-	Available-for-sale financial assets	150	5,813	-	5,070	Note 5
		Taiwan Cooperative Bank	-	Available-for-sale financial assets	200	3,515	-	3,515	Note 5
		Polaris/P-shares MSCI Taiwan Financial ETF	-	Available-for-sale financial assets	150	1,682	-	1,557	Note 5
		Formosa Petrochemical Corporation	-	Available-for-sale financial assets	80	7,199	-	6,472	Note 5
		Oriental Union Chemical Corporation	-	Available-for-sale financial assets	110	4,381	-	3,949	Note 5
		Huga Optotech Inc.	-	Available-for-sale financial assets	90	1,148	-	1,148	Note 5
		MediaTek Inc.	-	Available-for-sale financial assets	20	5,833	-	5,460	Note 5
		Career Technology (MFG.) Co., Ltd.	-	Available-for-sale financial assets	160	8,084	-	7,736	Note 5
		Taimide Technology Ltd.	-	Available-for-sale financial assets	626	15,671	-	27,224	Note 5
		PChome Store Inc.	-	Available-for-sale financial assets - noncurrent	325	14,072	-	32,175	Note 5
		IC Plus Corp.	-	Available-for-sale financial assets - noncurrent	210	2,274	-	2,274	Note 5
		Formosa Plastics Corporation	-	Available-for-sale financial assets	56	4,783	-	4,445	Note 5
		Phoenix Tours International, Inc.	-	Available-for-sale financial assets	16	1,093	-	934	Note 5
		Asustek Computer Inc.	-	Available-for-sale financial assets	5	1,175	-	1,358	Note 5
		Chunghwa Chemical Synthesis & Biotech Co., Ltd.	-	Available-for-sale financial assets	50	3,014	-	2,413	Note 5
		Evergreen International Corp.	-	Available-for-sale financial assets	110	1,947	-	1,628	Note 5
		Kung Long Batteries Industrial Co., Ltd.	-	Available-for-sale financial assets	127	6,255	-	6,255	Note 5
		Tingyi (Cayman Islands) Holding Corp.	-	Available-for-sale financial assets	125	5,071	-	4,775	Note 5
		Taiwan Mobile Co., Ltd.	-	Available-for-sale financial assets	70	6,152	-	6,895	Note 5
		Ruentex Development Co., Ltd.	-	Available-for-sale financial assets	35	1,514	-	1,596	Note 5
		Arcadyan Technology Corporation	-	Available-for-sale financial assets	70	3,188	-	2,394	Note 5
		Lcy Chemical Corp.	-	Available-for-sale financial assets	125	6,376	-	5,950	Note 5

(Continued)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Microbio Co., Ltd.	-	Available-for-sale financial assets	20	$800	-	$737	Note 5
		Formosa Chemicals & Fibre Corporation	-	Available-for-sale financial assets	50	4,505	-	3,920	Note 5
		Tsann Kuen Enterprise Co., Ltd.	-	Available-for-sale financial assets	35	2,326	-	2,212	Note 5
		Foxconn Technology Co., Ltd.	-	Available-for-sale financial assets	25	2,796	-	2,688	Note 5
		Integrated Memory Logic Limited	-	Available-for-sale financial assets	20	2,258	-	2,340	Note 5
		HTC Corporation	-	Available-for-sale financial assets	7	3,921	-	2,727	Note 5
		Formosa Laboratories, Inc.	-	Available-for-sale financial assets	45	3,297	-	2,839	Note 5
		Gigasolar Materials Corporation	-	Available-for-sale financial assets	80	10,265	-	25,984	Note 5
		Del Solar Co., Ltd.	-	Available-for-sale financial assets	62	958	-	958	Note 5
		Elite advanced Laser Corporation	-	Available-for-sale financial assets	21	951	-	781	Note 5
		ICP Electronics Inc.	-	Available-for-sale financial assets	60	2,568	-	2,916	Note 5
		Polaris Taiwan Top 50 Tracker Fund	-	Available-for-sale financial assets	180	9,427	-	9,036	Note 5
		Rotam Global Agro Sciences Limited	-	Available-for-sale financial assets	43	3,709	-	3,203	Note 5
		Grand Ocean Retail Group Limited	-	Available-for-sale financial assets	50	6,100	-	5,525	Note 5

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	-	Available-for-sale financial assets	4,139	50,000	-	50,133	Note 4
		Paradigm high Yield Bond Fund-A	-	Available-for-sale financial assets	641	6,986	-	7,474	Note 4
		Upamc Quality Growth Fund	-	Available-for-sale financial assets	412	7,992	-	7,667	Note 4
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	-	Available-for-sale financial assets	1,000	10,000	-	9,660	Note 4
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	-	Available-for-sale financial assets	870	11,370	-	11,370	Note 4
		Manulife China offshore Bond Fund-A	-	Available-for-sale financial assets	2,000	20,000	-	19,946	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	-	Available-for-sale financial assets	998	10,053	-	9,556	Note 4
		Union Money Market Fund	-	Available-for-sale financial assets	7,841	100,000	-	100,233	Note 4
		Paradigm Emerging Asia Pacific Bond B Fund	-	Available-for-sale financial assets	3,000	30,000	-	29,992	Note 4
		Cathay Small & Med Cap Fund	-	Available-for-sale financial assets	99	2,985	-	2,820	Note 4

		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	-	Available-for-sale financial assets	500	50,406	-	50,905	Note 9
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	-	Available-for-sale financial assets	250	25,031	-	25,073	Note 9

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	-	Financial assets at fair value through profit or loss	17	1,815	-	1,695	Note 5
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	-	Financial assets at fair value through profit or loss	60	6,415	-	5,964	Note 5
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	-	Financial assets at fair value through profit or loss	40	4,008	-	3,998	Note 5
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	-	Financial assets at fair value through profit or loss	70	7,000	-	7,070	Note 5
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	-	Financial assets at fair value through profit or loss	10	1,007	-	991	Note 5

(Continued)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	-	Financial assets at fair value through profit or loss	21	$2,111		-	$2,186		Note 5
		Synnex Technology International Corporation 2nd Unsecured Convertible Bond Issue	-	Financial assets at fair value through profit or loss	20	2,004		-	2,015		Note 5
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	-	Financial assets at fair value through profit or loss	67	6,674		-	6,532		Note 5
		Asia Optical 3rd Domestic Unsecured Convertible Bond	-	Financial assets at fair value through profit or loss	15	1,504		-	1,474		Note 5
		Hon Chuan Enterprise Co., Ltd. Domestic 1st Unsecured Convertible Bond	-	Financial assets at fair value through profit or loss	20	2,020		-	1,982		Note 5
		HiTi Digital Inc. Domestic Unsecured Convertible Corporate Bond	-	Financial assets at fair value through profit or loss	19	1,680		-	1,847		Note 5
		ACHEM Technology Corporation 1st Secured Convertible Bonds Issue in 2011	-	Financial assets at fair value through profit or loss	16	1,595		-	1,635		Note 5
		Foxconn Technology Co., Ltd. 1st domestic unsecured convertible bond	-	Financial assets at fair value through profit or loss	4	398		-	398		Note 5
		Welldone Company Domestic 1st Secured Convertible Bonds	-	Financial assets at fair value through profit or loss	11	1,186		-	1,141		Note 5

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	(RMB	19,624 4,154)	100	(RMB	19,624 4,154)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	(US$	12,086 400)	100	(US$	12,086 400)	Note 1

22	Senao International	Stocks
	(Samoa) Holding Ltd.	Senao International HK Limited	Subsidiary	Investments accounted for using equity method	27,760	(US$	556,995 18,629)	100	(US$	556,995 18,629)	Note 1
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	(US$	21,697 726)	45	(US$	21,697 726)	Note 1

23	Senao International HK	Stocks
	Limited	Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	(US$	177,102 5,923)	100	(US$	177,102 5,923)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	(US$	130,443 4,363)	100	(US$	130,443 4,363)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	(US$	55,262 1,848)	100	(US$	55,262 1,848)	Note 1
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	(US$	191,188 6,394)	100	(US$	191,188 6,394)	Note 1

24	Chunghwa Investment	Stocks
	Holding Co., Ltd.	CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	6,520	(HK$	10,028 2,694)	100	(HK	10,028 $2,694)	Note 1

(Continued)

					June 30, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	-	$ (RMB	9,877 2,101)	49	$ (RMB	9,877 2,101)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	-	(RMB	166,312 35,378)	100	(RMB	166,312 35,378)	Note 1

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	-	(RMB	139,765 29,731)	100	(RMB	139,765 29,731)	Note 1
		Jiangsu Zhenhua Information Technology Company, LLC	Subsidiary	Investments accounted for using equity method	-	(RMB	26,547 5,647)	75	(RMB	26,547 5,647)	Note 1

Note 1:              The net asset values of investees were based on audited financial statements.

Note 2:              The net asset values of investees were based on unaudited financial statements.

Note 3:              New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of June 30, 2012.

Note 4:              The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on June 30, 2012.

Note 5:              Market value was based on the closing price of June 30, 2012.

Note 6:              Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 7:              The net asset values of investees were based on amortized cost.

Note 8:              Market value of emerging stock was based on the average trading price on June 30, 2012.

Note 9:              The market value is determined by the hundred price of transaction market on June 30, 2012.

Note 10:       The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SIX MONTHS ENDED JUNE 30, 2012
(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		China Airlines Ltd.	Available-for-sale financial assets - noncurrent	-	-	-	$-	263,622	$3,092,287	-	$-	$-	$-	263,622	$3,092,287

		Beneficiary certificates (mutual fund)
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	Available-for-sale financial assets	-	-	-	-	397	148,410	-	-	-	-	397	148,410
		HSBC Glbl Emerging Markets Bol A Inc.	Available-for-sale financial assets	-	-	304	172,231	-	-	304	181,011	172,231	8,780	-	-
		Templeton Global Bond A (ACC)	Available-for-sale financial assets	-	-	418	307,114	-	-	418	308,560	307,114	1,446	-	-
		HSBC Global Investment Funds - Global Emerging Markets Bond ID	Available-for-sale financial assets	-	-	-	-	273	177,180	273	172,956	177,180	(4,224)	-	-

		Bonds
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	-	-	-	300,000 (Note 2)	-	-	-	300,000	300,000 (Note 2)	-	-	-
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	-	-	-	300,000 (Note 2)	-	-	-	300,000	300,000 (Note 2)	-	-	-
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	-	-	-	300,000 (Note 2)	-	100,000 (Note 2)	-	-	-	-	-	400,000 (Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	-	-	-	-	-	500,000 (Note 2)	-	-	-	-	-	500,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	Held-to-maturity financial assets	-	-	-	100,000 (Note 2)	-	200,000 (Note 2)	-	-	-	-	-	300,000 (Note 2)
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	Held-to-maturity financial assets	-	-	-	-	-	300,000 (Note 2)	-	-	-	-	-	300,000 (Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	-	-	-	400,000 (Note 2)	-	-	-	400,000	400,000 (Note 2)	-	-	-
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds Issued in 2011	Held-to-maturity financial assets	-	-	-	-	-	400,000 (Note 2)	-	-	-	-	-	400,000 (Note 2)
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	-	-	-	-	-	140,000 (Note 2)	-	-	-	-	-	140,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	-	-	-	-	-	100,000 (Note 2)	-	-	-	-	-	100,000 (Note 2)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	-	-	-	200,000 (Note 2)	-	-	-	200,000	200,000 (Note 2)	-	-	-
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	-	-	-	-	-	150,000 (Note 2)	-	-	-	-	-	150,000 (Note 2)

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	Held-to-maturity financial assets	-	-	-	$-	-	$200,000 (Note 2)	-	$-	$-	$-	-	$200,000 (Note 2)
		Eximoank 19-2nd Unsecured Financial Debenture	Held-to-maturity financial assets	-	-	-	-	-	150,000 (Note 2)	-	-	-	-	-	150,000 (Note 2)

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	-	Subsidiary	15,875	466,517 (US$ 15,875)	12,600	374,029 (US$ 12,600)	-	-	-	-	28,475	840,546 (US$ 28,475) (Notes 3)
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	-	Subsidiary	15,180	444,712 (US$ 15,180)	12,580	373,424 (US$ 12,580)	-	-	-	-	27,760	818,136 (US$ 27,760) (Notes 3)
Stocks
23	Senao International HK Limited	Senao International Trading (Jiangsu) Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	-	115,971 (US$ 4,000)	-	147,765 (US$ 5,000)	-	-	-	-	-	263,736 (US$ 9,000) (Notes 3)
		Senao International Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	-	116,821 (US$ 4,000)	-	133,914 (US$ 4,500)	-	-	-	-	-	250,735 (US$ 8,500) (Notes 3)

Note 1:             Showing at their original carrying amounts without adjustments for fair values.

Note 2:             Stated at its nominal amounts.

Note 3:             Stated at its original investment amounts.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$ 4,552,390 (Notes 3)	8	30-90 days	-	-	$ (1,163,864) (Notes 5)	(9)
				Sales	115,121 (Notes 4)	-	30 days	-	-	183,988 (Notes 6)	-
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	351,546 (Notes 7)	1	30 days	-	-	(380,160)	(3)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	233,019	-	30-90 days	-	-	(449,769)	(4)
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	202,830	-	-	-	-	(182,402)	(1)
		Chunghwa Telecom Global Inc.	Subsidiary	Purchase	137,790	-	90 days	-	-	(72,240)	(1)

		CHIEF Telecom Inc.	Subsidiary	Purchase	173,609	-	30 days	-	-	(51,453) (Notes 5)	-
				Sales	135,186	-	60 days	-	-	37,744	-

		So-net Entertainment Taiwan	Equity-method investee	Sales	191,366	-	60 days	-	-	49,237	-

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	87,340 (Notes 4)	6	30 days	-	-	(17,126) (Notes 6)	(1)
				Sales	4,554,039 (Notes 3)	27	30-90 days	-	-	1,178,289 (Notes 5)	50

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	135,186	26	60 days	-	-	(37,744)	(1)

				Sales	173,609	25	30 days	-	-	52,827 (Notes 5)	50

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,033,933 (Notes 7)	77	30 days	-	-	380,160	91

5	Chunghwa Telecom Global Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	137,790	-	90 days	-	-	72,240	87

(Continued)

Note 1:              Excluding payment and receipts collected in trust for others.

Note 2:              Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties.  Other transactions with related parties were not significantly different from those with third parties.

Note 3:              The difference was because Chunghwa Telecom Co., Ltd. classified the amount as property, plant and equipment.

Note 4:              The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:              The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.

Note 6:              The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.

Note 7:              The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventory, property, plant and equipment and intangible assets.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received
						Amounts	Action Taken	in Subsequent Period	Allowance for Bad Debts
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$ 183,988	7.38	$ -	-	$ 183,988	$ -

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,552,665	7.49	-	-	1,552,665	-

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	380,160	3.81	-	-	352,019	-

6	Donghwa Telecome Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	104,960	3.58	-	-	25,424	-

Note 1:              Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2012			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,437,489	$775,481	$214,849	Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,584,503	463,537	463,256	Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,685,119	(82,161)	(74,202)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	882,219	882,219	223,190	100	883,486	2,005	2,005	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	574,112	26,383	100	716,807	51,609	51,609	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	685,156	22,760	23,541	Subsidiary
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	540,110	84,589	59,979	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	489,385	360,566	136,037	Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	-	30	264,628	37,599	11,284	Equity-method investee
		InfoExplorer Co., Ltd.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	261,528	10,139	3,912	Equity-method investee
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	248,061	(5,257)	(2,628)	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	183,926	24,339	24,339	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	206,089	206,089	6,960	100	166,159	(17,391)	(17,400)	Subsidiary
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	129,000	114,640	12,900	33	123,276	(5,030)	(1,980)	Equity-method investee
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	109,774	73,961	22,548	Equity-method investee
		Spring House Entertainment Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	105,074	34,054	19,282	Subsidiary
		Chunghwa Telecom Global, Inc.	United State	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	97,506	11,176	12,304	Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	1,703	33	70,533	25,143	5,385	Equity-method investee
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	52,054	(12,429)	(8,071)	Subsidiary
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	60,008	60,008	3,429	30	34,145	(1,436)	(400)	Equity-method investee
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847	43,847	-	100	32,810	(4,460)	(4,460)	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2012			Net Income	Recognized Gain
					June 30, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	(Loss) (Notes 1 and 2)	Note

		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	$17,291	$17,291	1	100	$25,591	$3,999	$3,999	Subsidiary
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	16,575	(7,403)	(3,776)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	- (Note 3)	- (Note 3)	-	100	- (Note 3)	-	- (Note 3)	Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales.	206,190	206,190	16,824	41	360,977	157,409	63,768	Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	840,546 (US$ 28,475)	466,517 (US$ 15,875)	28,745	100	579,233 (US$ 19,372)	(101,898) (US$ (3,435))	(101,886) (US$ (3,435))	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000	2,000	200	100	1,739	(66)	(66)	Subsidiary

		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	6,068 (US$ 200)	6,068 (US$ 200)	200	100	12,367 (US$ 414)	2,273 (US$ 77)	2,273 (US$ 77)	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	47,321 (US$ 1,500)	31,973 (US$ 1,010)	-	100	19,624 (RMB 4,154)	(1,666) (RMB (354))	(1,666) (RMB (354))	Subsidiary

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	1,000	1,000	1,000	100	904	(50)	(50)	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taiwan	Real estate leasing business	2,793,667	2,793,667	83,290	100	2,802,230	26,379	26,379	Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061 (SG$ 18,102)	409,061 (SG$ 18,102)	18,102	38	514,295 (SG$ 21,866)	125,488 (SG$ 5,349)	47,858 (SG$ 2,040)	Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,317	53	127,066	21,025	$11,183	Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	46,035 (US$ 1,432)	34,483 (US$ 1,043)	1,432	100	20,426	(2,315) (US$ (78))	(2,315) (US$ (78))	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000 (US$ 602)	20,000 (US$ 602)	602	43	-	-	-	Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Telecommunication and internet service	20,000	20,000	2,000	4	25,094	84,589	3,096	Equity-method investee
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	-	46,267	775,481	3,021	Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	47,321 (US$ 1,500)	31,973 (US$ 1,010)	-	100	19,624 (RMB 4,154)	(1,666) (RMB (354))	(1,666) (RMB (354))	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504 (US$ 400)	12,504 (US$ 400)	400	100	12,086 (US$ 400)	3,802 (US$ 128)	3,802 (US$ 128)	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business	818,136 (US$ 27,760)	444,712 (US$ 15,180)	27,760	100	556,995 (US$ 18,629)	(102,305) (US$ (3,449))	(102,305) (US$ (3,449))	Subsidiary

		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	21,177 (US$ 675)	21,177 (US$ 675)	5,240	45	21,697 (US$ 726)	962 (US$ 32)	433 (US$ 15)	Equity-method investee

(Continued)

					Original Investment Amount		Balance as of June 30, 2012			Net Income	Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	(Loss) (Notes 1 and 2)	Note

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	$ 26,035 (HK$ 6,520)	$ 14,483 (HK$ 3,924)	6,520	100	$ 10,028 (HK$ 2,694)	$ (2,315) (HK$ (606))	$ (2,315) (HK$ (606))	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	25,414 (RMB 5,390)	13,862 (RMB 2,936)	-	49	9,877 (RMB 2,101)	(4,725) (RMB (1,008))	(2,315) (RMB (494))	Equity-method investee

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	250,735 (US$ 8,500)	116,821 (US$ 4,000)	-	100	177,102 (US$ 5,923)	(28,767) (US$ (970))	(28,767) (US$ (970))	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	237,734 (US$ 8,000)	148,413 (US$ 5,000)	-	100	130,443 (US$ 4,363)	(36,900) (US$ (1,244))	(36,900) (US$ (1,244))	Subsidiary

		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	57,860 (US$ 2,000)	57,860 (US$ 2,000)	-	100	55,262 (US$ 1,848)	(2,920) (US$ (98))	(2,920) (US$ (98))	Subsidiary (Note4)

		Semao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	263,736 (US$ 9,000)	115,971 (US$ 4,000)	-	100	191,188 (US$ 6,394)	(33,715) (US$ (1,137))	(33,715) (US$ (1,137))	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	206,089 (RMB 45,448)	206,089 (RMB 45,448)	-	100	166,312 (RMB 35,378)	(17,391) (RMB (3,710))	(17,391) (RMB (3,710))	Subsidiary

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hardware system services, and integration of information system	177,176 (RMB 39,376)	177,176 (RMB 39,376)	-	100	139,765 (RMB 29,731)	(15,397) (RMB (3,285))	(15,397) (RMB (3,285))	Subsidiary
		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	28,912 (RMB 6,072)	-	-	75	26,547 (RMB 5,647)	(2,658) (RMB (567))	(1,994) (RMB (425))	Subsidiary

Note 1:             The equity in net income (loss) of investees was based on audited financial statements.

Note 2:             The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:             New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but has not yet begun operation as of June 30, 2012.  Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 4:             The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

				Accumulated	Investment Flows		Accumulaed				Accumulated Inward Remittance of Earnings as of June 30, 2012
Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type	Outflow of Investment from Taiwan as of January 1, 2012	Outflow	Inflow	Outflow of Investment from Taiwan as of June 30, 2012	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2012

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	Note 1	$31,973	$15,348	$-	$47,321	100%	$(1,666)	$19,624	$-

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	Note 1	13,862	11,552	-	25,414	49%	(2,315)	9,873	-

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	250,735	Note 1	116,821	133,914	-	250,735	100%	(28,767)	177,102	-

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	237,734	Note 1	148,413	89,321	-	237,734	100%	(36,900)	130,443	-

Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	57,860	Note 1	57,860	-	-	57,860	100%	(2,920)	55,262	-

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	Note 1	115,971	147,765	-	263,736	100%	(33,715)	191,188	-

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	177,176	-	-	177,176	100%	(15,397)	139,765	-

Jiangsu Zhenhua Information Technology Company, LLC	Intelligent energy conserving and intelligent building services	38,549	Note 1	28,912	-	-	28,912	75%	(1,994)	26,547	-

(Continued)

Accumulated Investment in Mainland China as of June 30, 2012			Investment Amounts Authorized by Investment Commission, MOEA			Upper Limit on Investment Stipulated by Investment Commission, MOEA

		$47,321			$47,321	$391,226
(	US$	1,500)	(	US$	1,500)	(Note 3)
		25,414			79,882	1,174,497
(	US$	820)	(	US$	2,500)	(Note 4)
		810,065			810,065	2,885,060
(	US$	27,500)	(	US$	27,500)	(Note 5)
		177,176			177,176	211,037,537
(	US$	6,000)	(	US$	6,000)	(Note 6)
		28,912			141,077	211,037,537
(	US$	960)	(	US$	4,800)	(Note 6)

Note 1:      Investments were through an holding company registered in a third region.

Note 2:      Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:      The amount was calculated based on the consolidated net assets value of Chunghwa System Integration Co., Ltd.

Note 4:      The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:      The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:      The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 7:      The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Six months ended June 30, 2012

Revenues from external customers	$37,507,924	$37,681,309	$11,709,069	$7,324,509	$136,020	$-	$94,358,831
Intersegment revenues (Note 2)	$8,105,021	$3,213,255	$1,339,316	$827,016	$6,076	$(13,490,684)	$-
Segment income before tax	$7,436,362	$12,392,649	$4,472,145	$623,432	$(340,082)	$-	$24,584,506
Total assets	$227,131,065	$58,073,141	$20,263,278	$23,390,991	$118,009,573	$-	$446,868,048

Six months ended June 30, 2011

Revenues from external customers	$39,148,983	$36,830,954	$11,859,619	$7,568,737	$120,827	$-	$95,529,120
Intersegment revenues (Note 2)	$7,103,517	$3,190,165	$800,140	$702,355	$210	$(11,796,387)	$-
Segment income before tax	$10,378,723	$13,062,738	$5,205,132	$1,238,579	$(232,935)	$-	$29,652,237
Total assets	$227,425,681	$58,605,600	$16,686,818	$2,331,361	$120,315,205	$-	$445,364,665

Note 1:    The Company organizes its reporting segments based on types of organizational business.  The five reporting segments are segregated as below:  Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

o    Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

o    Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

o    Internet business - the provision of HiNet services and related services;

o    International fixed communications business - the provision of international long distance telephone services and related services;

o    Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:    Represents intersegment revenues from goods and services.